

December 31, 2013

Via E-mail
Ms. Suzanne Sawochka Hooper, Esq.
Executive Vice President and General Counsel
Jazz Pharmaceuticals Public Limited Company
c/o Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, California 94304

> **Re: Gentium S.p.A.**
> **Tender Offer Statement on Schedule TO**
> **Filed by Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public**
> **Limited Company**
> **Filed December 23, 2013**
> **File No. 005-81083**

Dear Ms. Hooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Until what time may I withdraw previously tendered Ordinary Shares or ADSs?, page S-vi

1.   Please advise how you determined that March 24, 2014 is the proper date after which holders may withdraw tendered securities, if not yet accepted for payment. Refer to Section 14(d)(5) of the Securities Exchange Act of 1934.

Certain Information Concerning the Company, page 15

2.   We note the disclaimer of responsibility for the accuracy or completeness of certain disclosure in the offering document. Disclaiming responsibility for disclosure in the offering document is inappropriate. Please revise.

Tender Offer Agreement, page 23

3.   The second paragraph in this section contains numerous statements which can be read to imply that the tender offer agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any such potential implication.

Purpose of the Offer; Plans for the Company, page 42

4.   Please disclose how the Parent, through Purchaser, intends to ultimately acquire the entire equity interest in Gentium. Please disclose the impact of being a majority security holder of this company from a corporate governance perspective. Please contrast this with the impact of acquiring the entire equity interest in Gentium.

Certain Conditions of the Offer, page 43

5.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of securities for payment. Please revise the language stating that conditions apply at or before the "Offer Closing."

6.   The Minimum Condition and Permitted Minimum Condition Modification cannot permissibly be determined with reference to the "Acceptance Time." As noted above, all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of securities for payment. Please revise these provisions accordingly.

Appraisal Rights, page 46

7.   Please clarify the disclosure to explain the source of the uncertainty regarding withdrawal rights. Furthermore, please disclose whether there are means under applicable law to squeeze out minority shareholders in the event that you obtain more than the minimum number of Gentium shares, but less than 100 percent.

8.   Please disclose the required vote to approve the delisting. Please also provide a representative price for the withdrawal rights, assuming, for instance, that the call notice convening the relevant shareholders' meeting was issued as of a recent practicable date.

Miscellaneous, page 47

9.   You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       James R. Griffin, Esq.
       Weil, Gotshal & Manges LLP